BRAD RODGERS

Vice President — Senior Counsel

Writer’s Direct Number: (205) 268-1113

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: brad.rodgers@protective.com

September 29, 2020

Via EDGAR and E-mail

Mr. Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:                             Protective Strategic Objectives II

Protective Variable Life Separate Account

Post-Effective Amendment No. 2 to the Registration Statement on Form N-6

File Nos. 333- 232740; 811-7337

Dear Mr. Cowan:

On August 3, 2020, Protective Life Insurance Company  (the “Company”) and Protective Variable Life Separate Account (the “Separate Account”) filed the above-referenced Post-Effective Amendment No. 2 (the “Amendment”) to the Form N-6 Registration Statement with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Registration Statement”) for certain flexible premium variable universal life policies (the “Policies”).  On behalf of the Company and the Separate Account, we are transmitting this letter in response to comments received from the staff of the Commission (“Commission Staff”) via teleconference on September 16, 2020 on the Amendment.

The paragraphs below provide the Company’s response to each comment raised by the Commission Staff.  For the Commission Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  We have enclosed pages from the supplement to the Prospectus for the Policies included in the Amendment (the “Supplement”) marked to indicate the changes that we propose to make in response to the Commission Staff’s comments.

1.              In the first paragraph in the bolded disclosure add a new second sentence that reads “Except as modified in this Supplement, all other terms in the Prospectus remain unchanged. “

Response:                 The Company has added the disclosure recommended by the Commission Staff.

2.              Please clarify supplementally whether the changes to the Policy Value Credit and the ExtendCare Chronic Illness Accelerated Death Benefit Rider are more favorable to Policy Owners than the existing terms of these benefits.

Response:                 The change to the Policy Value Credit reduces the period before the Policy Owner receives the Credit from the 20th Policy Year to the 6th Policy Year and increases the amount of the Policy Value Credit.  The change to the ExtendCare Chronic Illness Accelerated Death Benefit Rider shortens the existing period of the qualifying illness from one year to 90 days or more. The Company confirms that both changes are more favorable to Policy Owners than the current terms of those benefits.

3.              In the first paragraph under the heading “Policy Value Credit,” the Commission Staff recommends adding disclosure so that the first sentence reads “If your Policy is not in default (or has lapsed), on each Monthly Anniversary Day following the 6th Policy Anniversary, the Company may credit your Policy Value with an additional amount for keeping your Policy in force.”

Response:                 The Company has added “(or has lapsed)”as recommended by the Commission Staff.

4.              In the second paragraph under the heading “Policy Value Credit,” the Commission Staff recommends adding disclosure to clarify the meaning of the phrase “at least as favorable.” Please confirm supplementally whether this is an objective standard and whether the determination is made just one time after the 6th Policy Year or whether the determination is made each time before the Credit is applied.

Response:                 The Company has added disclosure to the second paragraph to clarify the meaning of the phrase “at least as favorable” as recommended by the Commission Staff. The sentence reads “the Company assesses the expense, mortality, investment, and persistency experience for the Policies issued under this Prospectus periodically, but no more frequently than annually.”

5.              The Commission Staff requests that the Company delete the third paragraph under the heading “Policy Value Credit” that reads “The Company may modify or discontinue offering the Policy Value Credit on a prospective basis for new policies issued at any time.”

Response: The Company respectfully disagrees with the Commission Staff’s comment. The disclosure gives prospective Owners notice that the benefit could be discontinued before they decide to purchase the Policy and is therefore material information for prospective Owners.

6.              In the fourth paragraph under the heading “Policy Value Credit”, please clarify the meaning of “if applicable” in the sentence that reads “The Policy Value Credit, if applicable, will be calculated and applied as follows:”

Response: The phrase “if applicable” means if 1) the Policy has not lapsed,  2) the Policy is maintained beyond 6 Policy Years, and 3) the Company has experienced expense, mortality, investment, and persistency experience for all Policies issued under the prospectus at least as favorable as the Company assumed when the policies were issued.

7.              On Page 2 of the Supplement in the excerpt from the Fee Table describing the charges for the ExtendCare Rider, please add the column headings from the Fee Table in the Prospectus.

Response:                 The Company has added the column headings as recommended by the Commission Staff.

*  *  *  *  *

The Company intends to file with the Commission a new post-effective amendment on September 29, 2020 under paragraph (b) of Rule 485 under the Securities Act of 1933 which will respond to the Commission Staff’s comments on the Amendment and designate an effective date of October 2, 2020.

Please do not hesitate to call the undersigned at (205) 268-1113, or our counsel Thomas Bisset at (202) 383-0118 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Brad Rodgers
Brad Rodgers
Vice President, Senior Counsel

cc:  Ms. Sally Samuel

 Mr. Thomas Bisset